EXHIBIT 99.1

FreeSeas Inc. Announces Dimitris D. Papadopoulos as Chief Financial Officer

PIRAEUS, Greece, May 22, 2007 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today that Mr. Dimitris D. Papadopoulos has been appointed Chief Financial Officer effective May 21, 2007.

"Mr. Papadopoulos brings a depth of knowledge and experience in business and finance that will instantly enhance our management team," said Mr. Ion Varouxakis, Chairman of the Board, President and Chief Executive Officer. "Under Mr. Papadopoulos' stewardship, I am confident that FreeSeas' financial operations will maintain the highest standards as we continue to expand our fleet and grow our company."

Prior to joining FreeSeas, Mr. Papadopoulos served as President of Waterfront Developments, S.A., which organized and prepared the business and development plan related to the international public tender for "the long term lease and right of development of the Athens 2004 -- Olympic Sailing Center," which involved an investment of more than US$250 million.

Mr. Papadopoulos started his career with Citigroup in New York, in the European credit division, and was later posted in Athens, where he left as General Manager of Corporate Finance to join Archirodon Group Inc. There he served as CFO and Group Administration Vice President, which included the financial supervision of the Group's shipping division, the Konkar Group. He served as Chairman and CEO of the Group's U.S. arm, Delphinance Development Corp., which, in addition to its real estate development, oil and gas development and venture capital investments, owned several U.S. contracting companies engaged in both the public and private sectors, with special expertise in harbor and marine works.

He then assumed the position of Managing Director of Dorian Bank, a full-charter commercial and investment bank, in Greece. Later, as Executive Vice President at the Investment Bank of Greece, he was responsible for developing the Bank's new banking charter formation, obtaining charter approval, and organizing, staffing and commencing banking operations.

"I am very excited to bring my past experience to a young and dynamic company like FreeSeas," said Mr. Papadopoulos. "I am very impressed by the vision and enthusiasm of the management team, and look forward to contributing to the Company's growth."

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of two Handysize vessels. FreeSeas' common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          350 Fifth Avenue - Suite 3901